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                               November 1, 2022

       David L. Shrier
       Director, President and Chief Executive Officer
       Adit EdTech Acquisition Corp.
       1345 Avenue of the Americas, 33rd Floor
       New York, NY 10105

                                                        Re: Adit EdTech
Acquisition Corp.
                                                            Preliminary Proxy
on Schedule 14A
                                                            Filed October 19,
2022
                                                            File No. 001-39872

       Dear David L. Shrier:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy on Schedule 14A Filed October 19, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. Please also tell us whether anyone or any entity associated with
or otherwise involved in your pending business combination
                                                        transaction, is, is
controlled by, or has substantial ties with a non-U.S. person. If so, also include disclosure that
addresses how this fact could impact your ability to complete your initial business
combination. For instance, discuss the risk to investors that you may not be able to complete an
initial business combination with a U.S. target company should the transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited if you are unable to consummate your pending business combination. Further,
disclose that the time necessary for government review of the
 David L. Shrier
Adit EdTech Acquisition Corp.
November 1, 2022
Page 2
         transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
2. You disclose that the parties to the merger agreement are working to satisfy the conditions to complete the business combination. Please revise to describe these efforts in more detail. Disclose any recent events or negotiations that are material, including, for example, with respect to the amendment to the merger agreement that was entered into by the parties on October 17, 2022.
3. With a view toward disclosure, please advise whether you are subject to the excise tax provided in the Inflation Reduction Act of 2022 in connection with any redemptions of your common stock and how it may otherwise affect the consummation of your initial business combination or may hinder your ability to do so. Advise whether the excise tax may affect the cash available to complete a business combination (and/or cash available to the post-business combination company) or the amount of funds available in your trust account in the event of a liquidation.
Questions and Answers About the Special Meeting
Q: What vote is required to approve the Extension Proposal?, page 6

4. Please disclose the number of public shares needed to approve the Extension Proposal if all shares are voted and if only the minimum number of shares representing a quorum are voted. Disclose, if known, whether the sponsor and your directors and officers are expected to vote any common stock owned by them in favor of the Extension Proposal.

Interests of Certain Persons, page 24

5. Please expand your discussion to include the conflicts of interest previously disclosed in your registration statement on Form S-4, as applicable, or advise. For example, revise to quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of
FirstName LastNameDavid L. Shrier
       securities held, loans extended, fees due, and out-of-pocket expenses for which the
Comapany    NameAdit
       sponsor  and its EdTech
                        affiliatesAcquisition
                                   are awaitingCorp.
                                                reimbursement. Provide similar
disclosure for the
       company   s
November    1, 2022officers
                    Page 2 and directors.
FirstName LastName
 David L. Shrier
FirstName LastNameDavid    L. Shrier
Adit EdTech  Acquisition Corp.
Comapany 1,
November  NameAdit
             2022     EdTech Acquisition Corp.
November
Page 3    1, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Patrick Faller, Staff Attorney at (202) 551-4438 or Jan Woo at (202) 551-
3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Kerry Shannon Burke